EXHIBIT 99.10
James Hardie Industries plc
Europa House 2nd Floor,
Harcourt Centre
Harcourt Street, Dublin 2,
D02 WR20, Ireland
T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

15 September 2022
The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
The 2022 Annual General Meeting of James Hardie Industries plc (James Hardie) will be held on Thursday, 3 November 2022 at 9:00pm (Dublin time) / Friday, 4 November 2022 at 8:00am (Sydney time) in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, D02 WR20, Ireland and simultaneously via teleconference.
Security holders wishing to (a) place an item on the agenda of the AGM must submit a request in accordance with Articles 53(b) and 53(c) of James Hardie’s Articles of Association, or (b) make a director nomination must submit a request in accordance with Article 111 (b)(ii) of James Hardie’s Articles of Association, in each case by either:
•Delivering a hard copy of the request to James Hardie’s registered office:
Europa House, 2nd Floor
Harcourt Centre, Harcourt Street
Dublin 2, D02 WR20, Ireland; or
•Emailing a soft copy of the request to: investor.relations@jameshardie.com.au.
The closing date for receipt of nominations from persons wishing to be considered for election as a director of James Hardie is Thursday, 22 September 2022.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at
Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.
Directors: Michael Hammes (Chairman, USA), Anne Lloyd (Deputy Chairperson, USA),
Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden),
Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

Regards

Joseph C. Blasko
General Counsel & Company Secretary
This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.